UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[X] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[   ] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended _______________     Commission File Number _______________

KLONDEX MINES LTD.
(Exact name of registrant as specified in its charter)

British Columbia	1040	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
Incorporation or Organization)	Code)	Identification No.)

1055 West Hastings St., Suite 2200
Vancouver, BC
Canada V6E 2E9
(604) 662-3902
(Address and telephone number of registrant’s principal executive offices)

DL Services Inc.
Columbia Center, 701 Fifth Avenue, Suite 6100
Seattle, WA 98104-7043
(206) 903-8800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:

Common Shares, no par value	NYSE MKT

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

[ ] Annual Information Form	[ ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: Not Applicable

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.
[   ] Yes        [X] No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
[   ] Yes        [X] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
[   ] Yes        [   ] No

FORWARD LOOKING STATEMENTS

            This Registration Statement, including the Exhibits incorporated by reference into this Registration Statement, contain forward-looking statements concerning anticipated developments in the operations of Klondex Mines Ltd. (the “Registrant”) in future periods, perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, development and operational activities, work programs, capital expenditures, operating costs, cash flow estimates, production and cost estimates and similar statements relating to the economic viability of a project, timelines, strategic plans, completion of transactions, market prices for precious metals, compliance with environmental, safety, and regulatory requirements, ability to obtain regulatory approvals and permits, or other statements that are not statements of fact. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans,” “potential,” “possible,” “projects” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Information concerning the interpretation of drill results and mineral resource estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Registrant or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Annual Information Form filed as Exhibit 99.1 to this Registration Statement.

            The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such Exhibits. Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements were made. In preparing this Registration Statement, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof. Nor does the Registrant assume any obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

            The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its consolidated financial statements, which are filed with this report on Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards.

RESOURCE AND RESERVE ESTIMATES

            The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 under the Unites States Securities Act of 1933, as amended. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

            In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

            Accordingly, information contained or incorporated by reference in this Registration Statement containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

            In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.1 through Exhibit 99.133, as set forth in the Exhibit Index attached hereto.

            In accordance with General Instruction C.(2) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.2 and Exhibits 99.3, the Annual Audited Consolidated Financial Statements of the Registrant for the years ended December 31, 2014 and 2013 and the Registrant’s management’s discussion and analysis for the year ended December 31, 2014, and Exhibits 99.6 and 99.7, the Annual Audited Consolidated Financial Statements of the Registrant for the years ended December 31, 2013 and 2012 and the Registrant’s management’s discussion and analysis for the year ended December 31, 2013, as set forth in the Exhibit Index attached hereto.

            In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed written consents of certain experts named in the foregoing Exhibits as Exhibit 99.134 through Exhibit 99.142, inclusive, as set forth in the Exhibit Index attached hereto.

OFF-BALANCE SHEET ARRANGEMENTS

            The Registrant does not have any off-balance sheet arrangements.

CURRENCY

            Unless otherwise indicated, all dollar amounts in this Registration Statement on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2014, based upon the noon rate of exchange as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.1601 or Cdn.$1.00 = U.S.$0.8620.

CONTRACTUAL OBLIGATIONS

            The following table lists as of December 31, 2014 information with respect to the Registrant’s known contractual obligations:

(payments by period in thousands of Canadian dollars)
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Other Long-Term Liabilities
Gold purchase agreement	$48,485	$11,273	$24,510	$12,702	$-
Decommissioning provision	21,442	-	-	-	21,442
Long-term debt obligations
Debt	25,000	4,000	21,000	-	-
Total	$94,927	$15,273	$45,510	$12,702	$21,442

UNDERTAKINGS

            The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

            Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant will file with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

            Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

KLONDEX MINES LTD.

By:	/s/ Barry Dahl
Name: Barry Dahl
Title: Chief Financial Officer

Date: September 21, 2015

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this Registration Statement on Form 40-F.

Exhibit	Description

Annual Information

99.1	Annual Information Form for the year ended December 31, 2014

99.2	Audited Consolidated Financial Statements as of and for the years ended December 31, 2014 and December 31, 2013, including the report of the auditors with respect thereto

99.3	Management’s Discussion and Analysis for the year ended December 31, 2014

99.4	Certifications of Annual Filings dated March 31, 2015

99.5	Annual Information Form for the year ended December 31, 2013

99.6	Audited Consolidated Financial Statements as of and for the years ended December 31, 2013 and December 31, 2012, including the report of the auditors with respect thereto

99.7	Management’s Discussion and Analysis for the year ended December 31, 2013

99.8	Certifications of Annual Filings dated March 31, 2014

Quarterly Information

99.9	Condensed Consolidated Interim Financial Statements as of and for the six months ended June 30, 2015

99.10	Management’s Discussion and Analysis for the six months ended June 30, 2015

99.11	Certifications of Interim Filings dated August 12, 2015

99.12	Condensed Consolidated Interim Financial Statements as of and for the three months ended March 31, 2015

99.13	Management’s Discussion and Analysis for the three months ended March 31, 2015

99.14	Certifications of Interim Filings dated May 12, 2015

99.15	Condensed Consolidated Interim Financial Statements as of and for the nine months ended September 30, 2014

99.16	Management’s Discussion and Analysis for the nine months ended September 30, 2014

99.17	Certifications of Interim Filings dated November 12, 2014

99.18	Condensed Consolidated Interim Financial Statements as of and for the six months ended June 30, 2014

99.19	Management’s Discussion and Analysis for the six months ended June 30, 2014

99.20	Certifications of Interim Filings dated August 12, 2014

99.21	Amended Condensed Consolidated Interim Financial Statements as of and for the three months ended March 31, 2014

99.22	Certifications of Refiled Interim Filings dated May 13, 2014

99.23	Condensed Consolidated Interim Financial Statements as of and for the three months ended March 31, 2014

99.24	Management’s Discussion and Analysis for the three months ended March 31, 2014

Exhibit	Description

99.25	Certifications of Interim Filings dated May 13, 2014

Shareholder Meeting Materials

99.26	Report of Voting Results for the June 17, 2015 Annual Meeting of Shareholders

99.27	2014 Annual Report for use in connection with the June 17, 2015 Annual General Meeting of Shareholders

99.28	Form of Proxy for use in connection with the June 17, 2015 Annual General Meeting of Shareholders

99.29	Management Information Circular of the Registrant dated May 14, 2015 in connection with the June 17, 2015 Annual General Meeting of Shareholders

99.30	Notice of Annual General Meeting of Shareholders dated May 14, 2015 in connection with the June 17, 2015 Annual General Meeting of Shareholders

99.31	Notice of Annual General and Special Meeting of Shareholders and Record Date dated April 16, 2015 in connection with the June 17, 2015 Annual General and Special Meeting of the Shareholders

99.32	Report of Voting Results for the June 17, 2014 Annual General Meeting of Shareholders

99.33	Management Information Circular of the Registrant dated May 9, 2014 in connection with the June 17, 2014 Annual General Meeting of Shareholders

99.34	Form of Proxy for use in connection with the June 17, 2014 Annual General Meeting of Shareholders

99.35	Notice of Annual General Meeting of Shareholders dated May 9, 2014 in connection with the June 17, 2014 Annual General Meeting of Shareholders

99.36	Notice of Annual General Meeting of Shareholders and Record Date dated April 9, 2014 in connection with the June 17, 2014 Annual General Meeting of Shareholders

99.37	Notice of Special Meeting of Shareholders and Record Date dated January 27, 2014 in connection with the January 29, 2014 Special Meeting of Shareholders

Material Change Reports and News Releases

99.38	News Release dated September 16, 2015

99.39	News Release dated September 10, 2015

99.40	Material Change Report dated August 31, 2015

99.41	News Release dated August 20, 2015

99.42	News Release dated August 12, 2015

99.43	News Release dated August 6, 2015

99.44	News Release dated August 5, 2015

99.45	News Release dated August 4, 2015

99.46	News Release dated July 22, 2015

99.47	News Release dated July 14, 2015

99.48	News Release dated June 18, 2015

99.49	News Release dated June 17, 2015

99.50	News Release dated May 21, 2015

Exhibit	Description

99.51	News Release dated May 12, 2015

99.52	News Release dated May 8, 2015

99.53	News Release dated April 14, 2015

99.54	News Release dated April 7, 2015

99.55	News Release dated March 31, 2015

99.56	News Release dated March 25, 2015

99.57	News Release dated March 17, 2015

99.58	Material Change Report dated March 5, 2015

99.59	News Release dated February 25, 2015

99.60	News Release dated February 23, 2015

99.61	News Release dated January 29, 2015

99.62	News Release dated January 19, 2015

99.63	News Release dated December 16, 2014

99.64	News Release dated December 3, 2014

99.65	News Release dated November 25, 2014

99.66	News Release dated November 14, 2014

99.67	News Release dated November 12, 2014

99.68	News Release dated October 28, 2014

99.69	News Release dated October 23, 2014

99.70	News Release dated October 20, 2014

99.71	Material Change Report dated October 10, 2014

99.72	News Release dated October 8, 2014

99.73	News Release dated September 30, 2014

99.74	News Release dated September 18, 2014

99.75	News Release dated September 15, 2014

99.76	News Release dated September 10, 2014

99.77	News Release dated September 10, 2014

99.78	News Release dated September 9, 2014

99.79	News Release dated September 5, 2014

99.80	News Release dated September 4, 2014

99.81	News Release dated August 12, 2014

99.82	News Release dated August 7, 2014

99.83	News Release dated August 5, 2014

99.84	News Release dated July 30, 2014

99.85	News Release dated July 30, 2014

99.86	News Release dated July 29, 2014

99.87	News Release dated July 25, 2014

Exhibit	Description

99.88	News Release dated July 16, 2014

99.89	Material Change Report dated July 16, 2014

99.90	News Release dated July 10, 2014

99.91	News Release dated July 10, 2014

99.92	News Release dated June 18, 2014

99.93	News Release dated June 13, 2014

99.94	News Release dated June 9, 2014

99.95	News Release dated May 29, 2014

99.96	News Release dated May 21, 2014

99.97	News Release dated May 16, 2014

99.98	News Release dated May 13, 2014

99.99	News Release dated May 13, 2014

99.100	News Release dated May 5, 2014

99.101	News Release dated April 29, 2014

99.102	News Release dated April 23, 2014

99.103	News Release dated March 31, 2014

99.104	News Release dated March 18, 2014

99.105	News Release dated February 28, 2014

99.106	Material Change Report dated February 21, 2014

99.107	News Release dated February 13, 2014

99.108	News Release dated February 11, 2014

99.109	News Release dated February 11, 2014

99.110	News Release dated January 21, 2014

99.111	News Release dated January 20, 2014

99.112	Material Change Report dated January 14, 2014

99.113	News Release dated January 14, 2014

99.114	News Release dated January 9, 2014

Other

99.115	Amended and Restated Technical Report titled “Preliminary Feasibility Study for the Midas Mine, Elko County, Nevada” dated April 2, 2015, effective August 31, 2014

99.116	Technical Report titled “Preliminary Feasibility Study for the Midas Mine, Elko County, Nevada” dated March 31, 2015, effective August 31, 2014

99.117	Technical Report titled “Preliminary Feasibility Study for the Fire Creek Project, Lander County, Nevada” dated March 16, 2015, effective December 31, 2014

99.118*	Alternative Monthly Report dated February 10, 2015

99.119*	Alternative Monthly Report dated December 10, 2014

99.120*	Technical Report titled “Technical Report for the Midas Mine and Mill, Elko County, Nevada,” dated November 14, 2014, effective August 31, 2014

Exhibit	Description

99.121*	Alternative Monthly Report dated August 8, 2014

99.122*	Technical Report titled “Preliminary Economic Assessment of the Fire Creek Project, Lander County, Nevada, Amended,” dated July 24, 2014, effective January 31, 2014

99.123*	Technical Report titled “Technical Report for the Midas Mine and Mill, Elko County, Nevada, Amended,” dated July 24, 2014, effective January 31, 2014

99.124*	Technical Report titled “Preliminary Economic Assessment of the Fire Creek Project, Lander County, Nevada,” dated June 13, 2014, effective January 31, 2014

99.125*	Business Acquisition Report dated May 12, 2014

99.126*	Alternative Monthly Report dated April 10, 2014

99.127*	Senior Secured Facility Agreement between the Registrant and certain lenders dated February 11, 2014 (filed on SEDAR on April 4, 2014)

99.128*	Technical Report titled “Technical Report for the Midas Mine and Mill, Elko County, Nevada,” dated March 31, 2014, effective January 31, 2014

99.129*	Gold Purchase Agreement between the Registrant and Franco-Nevada GLW Holdings Corp., dated February 11, 2014 (filed on SEDAR on February 21, 2014)

99.130*	Alternative Monthly Report dated February 10, 2014

99.131*	Letter from Successor Auditor, PricewaterhouseCoopers LLP, dated January 24, 2014 (filed on SEDAR on February 4, 2014)

99.132*	Letter from Former Auditor, Crowe MacKay LLP, dated January 24, 2014 (filed on SEDAR on February 4, 2014)

99.133*	Notice of Change of Auditor dated January 9, 2014 (filed on SEDAR on February 4, 2014)

Consents

99.134	Consent of PricewaterhouseCoopers LLP

99.135	Consent of Crowe MacKay LLP

99.136	Consent of Sarah Bull

99.137	Consent of Adam Knight

99.138	Consent of Mark Odell

99.139	Consent of Practical Mining LLC

99.140	Consent of Karl Swanson

99.141	Consent of Laura Symmes

99.142	Consent of Michele White

_________________________________
* To be filed by amendment.